Filed by Cummins Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

The following is the text of the website that is being maintained at www.okapivote.com/CumminsAtmusExchange in connection with the offer by Cummins Inc. to exchange up to an aggregate of 67,054,726 shares of common stock of Atmus Filtration Technologies Inc., which are owned by Cummins Inc., for shares of common stock of Cummins Inc., as described in further detail in the Prospectus (as defined below).

l' ,\RTNERS Last Updated: February 14, 2024 Cummins and Company Investor Information ~ Atmus- ••• •• FILTRATION TECHNOLOGIES On February 14, 2024, Cummins Inc, an Indiana corporation ('Cummins"), commenced an offer to exchange (the "Exchange Oller') up to an aggregate of 67,054,726 shares of common stock, par value $0.0001 per share ("Atmus Common Stock"), of Atmus Filtratirn Technologies Inc., a Delaware corpora tion ("Atmus"), for ou tstanding shares of common stock, par value $2.50 per share ("Cummins Common Stock'' ), of Cummins that are validly tendered and not properly withdrawn as further described in the prospectus (117e "Prospectus") included in the registration statement on Form S-4 (the "Registration Statement") fi lel:l by Atmus with the U s Securities and Exchange Commission (the ' SEC") on February 14, 2024 The Exchange Offer is intended to permit you to exchange your shares of Cummins Common Stock for shares of Atmus Common Stock at a 7% discount to the per-share value of Atmus Common Stock through an exchange ratio calcu lated as set forth in this prospectus subject to the upper limit describel:l below. For each $100 of Cummins Common Stock acceptel:l in the Exchange Offer, you will receive approximately $107.53 of Atmus Common Stock, subject to an upper limit of 13.3965 shares of At mus Common Stock per share of Cummins Common Stock. The Exchange Offer does not provide for a lower limit or minimum exchange ratio. See "The Exchange Offer - Terms of/he Exchange Offer" in the Prospectus. IFTHE UPPER LIMIT IS IN EFFECT, YOU MAY RECEIVE LESS THAN $107.53 OF ATM US COMMON STOCK FOR EACH S100 OF CUMMINS COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS The value of the two stocks for purposes of the preceding paragraph and the Exchange Offer will be determined by reference to the simple arithme tic average of the daily volume-weigh ted average prices CVWAPs") of Cummins Common Stock (the "Average Cummins Price") and Atmus Com mm Stock (117e "Average Atmus Price") on the New York Stock Exchange ("NYSE") during the three consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the Exchange Offer (the "Averaging Dates· and th is three-day period, the "Averaging Period"), which, if the Exchange Offer is not extended or terminated, would be March 7, 8 and 11 2024 See "The Exchange Offer - Terms of the Exchange Offer" in the Prospectus Cummins will provide on th is website the daily VWAPs of both Cummins Common Stock and Atmus Common Stock during the pendency of the Exchange Offer. Prior to the Averaging Period, commencing on the third trad ing day of the Exchange Oller, this website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Cummins Common Stock and Atmus Common Stock on each day, calculated as though that day were the last day of the Averaging Period, by 4 30 p.m., New York City time. In other words. assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Cummins Common Stock and Atmus Common Stock for that day and the immediately preceding two trading days The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period During the fi rst two days of the Averaging Period, the website will provide indicative exchange ratios that will be calculated based on the Average Cummins Price and Average Atmus Price, as calculated by Cummins based on data reported by Bloomberg L.P (or any other recognized quotation source selected by Cummins in its sole discretion if such source is not available or is manifestly erroneous). The website will not provide an indicative exchange ratio on the third day of the Averaging Period . The indicative exchange ratios will be calculated as follows: (i) on the fi rst day of 117eAveraging Period, the indica tive exchange ratio will be calculated based on the daily VWAPs of Cummins Common Stock and Atmus Common Stock for that first day of the Averaging Period, and (ii) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Cummins Common Stock and Atmus Common Stock for the first and second days of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios wil l be updatel:l on the websi te each day by 4:30 p.m. , New York City time. The final exchange ratio including whether the upper limit on the number of shares of Atmus Common Stock that can be received for each share of Cummins Common Stock validly tenderel:l is in effect, will be announced by press release and be available on the website by 5:30 p.m New York City time, on the second trading day immediately preceding the expira tion date of the Exchange Offer (which date, if the Exchange Offer is not extended or terminated. would be March 13. 2024) The Exchange Offer and withdrawal rights wil l expire at 12 00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Oller (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024), unless the Exchange Oller is extendel:l or terminated. Cummins may extend the Exchange Offer in the circumstances described in "The Exchange Offer - Ex/ens/on; Amendment - Extension or Amendment by Cummins" in the Prospectus All holders who are tendering shares (or units in respect of shares) of Cummins Common Stock allocated to their Cummins Retirement and Savings Plan and Cummins Retirement and Savings Plan for Certain Collective ly Bargained Employees (together, the "RSP") accounts must provide the directions, as outlined in the special instructions provided to them by or on behalf of the RSP plan administrator, before 4 00 PM, New York City time, on March 11 2024. If the Exchange Offer is extended, and if administratively feasible, the deadline for receipt of the holder's direction also may be extended. II the Exchange Offer is oversubscribel:l and Cummins cannot accept all tenders of Cummins Common Stock at the exchange ratio, then all shares of Cummins Common Stock that are va lidly tendered wil l generally be accepted for exchange on a pro rata basis in proportion to the number of shares validly tendered. which is referred to as "proration." Stockholders who beneficially own "odd-lots" (less than 100 shares) of Cummins Common Stock and who validly tender all of their shares will not be subject to proration. Di rect or beneficial holders of 100 or more shares of Cummins Common Stock will be subject to proration. In addition, shares (or units in respect of shares) held on behalf of participants in the RSP (each of which holds more than 100 shares of Cummins Common Stock) wi ll be subject to proration. II the Exchange Offer is consummated but less than all shares of Atmus Common Stock offered by Cummins in the Exchange Offer are exchanged because the Exchange Oller is not ful ly subscribed. Cummins intends to make a tax-free distribution to its shareholders of the shares of Atmus Common Stock that were oflerel:l but not exchanged in the Exchange Offer effected as a dividend on a pro rata basis (the "clean-up spin-off") to holders of Cummins Common Stock as of the record date. The record date for the clean-up spin-off. if any will be announced by Cummins. As a result, any remaining shares of Atmus Com mm Stock offered by Cummins that are not exchanged in the Exchange Oller will be distributed on a pro rata basis to Cummins shareholders whose shares of Cummins Common Stock remain outstanding following the consummation of the Exchange Oller and are holders of record as of the applicable record date. Because the record date for the clean-up spin-off. if any, will occur following the completion of the Exchange Oller, holders of shares of Cummins Common Stock validly tendered and accepted and exchanged in the Exchange Oller will not participate in the clean-up spin-off (unless they otherwise own shares of Cummins Common Stock that were not tendered and accepted for exchange in the Exchange Oller as of the relevant record date). The completion of the Exchange Offer is subject to certain conditions as specified in the Prospectus. Cummins may waive any or all of the conditions to the Exchange Oller, subject to limited exceptions. The information on th is website is being provided solely in connection wi117 the Exchange Offer and should not be used for any other purpose. You should refer to the Prospectus for additional information about the Exchange Offer. A copy of the Prospectus, forms of a Letter of Transmittal, Notice of Guaranteed Delivery and Notice of Withdrawal, the instruction booklet to the Letter of Transmitlal, the Cummins press release announcing the Exchange Offer, and information for RSP participants are available through the links below. Date: February 14, 2024 Cummins Common Stock Daily VWAP: Atmus Common Stock Daily VWAP: Indicative Exc hange Ratio: I I Upper Limit: Upper Limit in Effect: II Table of Historical Indicative Calculated Per-Share Values The table below shows VWAPs and histo rical indicative calcu lated per-share values on a given day for shares of Cummins Common Stock and shares of Atmus Common Stock, and the corresponding indicative exchange ratio, commencing on the third trading day of the Exchange Oller period, calculated as though that day were the last day of the Averaging Period. On each day prior to the Averaging Period , the information in the table will be updated by 4 30 p.m. , New York City time. except that no indicative calcu lated per-share values or indicative exchange ratios wi ll be provided for the fi rst two trading days of the Exchange Offer Period. as such values require daily VWAP data for three trading days. During the first two days of the Averaging Period, this website will provide indicative exchange ratios that will be calculated based on the Average Cummins Price and Average Atmus Price, as calculated by Cummins based on data reported by Bloomberg L.P (or any other recognized quotation source selected by Cummins in its sole discretion if such source is not available or is manifestly erroneous). This website will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (1) on the first day of the Averaging Period, the indicative exchange ratio calculated based on the daily VWAPs of Cummins Common Stock and At mus Common Stock for that first day of the Averaging Period and (2) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Cummins Common Stock and Atmus Common Stock for the first and second day of the Averaging Period. During the first two days of the Averaging Period, the indica tive exchange ratios will be updated on this website each day by 4 30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Cummins Common Stock validly tendered is in effect, will be announced by press release and be available on this website by 530 p.m. , New York City time. on the second trading day immediately preceding the expiration date of the Exchange Oller (which expiration date, if the Exchange Oller is not extended or terminated, would be March 11 , 2024). Prior to and during the Averaging Period the data based on which the daily VWAP is determined will only ta ke into account adjustments made to reported trades included by 4 10 p.m., New York City time February 14, 2024 $[[ NIA" NIN ' ' ' ' C ' s " rn " " rn " rn ,c H rn ' " ,c (1) Subject to proration. See the section in the Prospectus titled "The Exchange Oller - Terms of the Exchange Oller - Proration; Odd-Lots". 'No indicative calculated per -share values or indicative exchange ratios are provided for the first two trading days of the Exchange Offer period as such values require daily VWAP data for three trading days. Source: Bloomberg Finance L P. Other Related Information: Prospectus Letter of Transmittal Notice of Wrtlldraw1 Notice of Guaranteed Delwe,y RSP OVemew/FAQ/NoticesJGu1de ESPPIKESIPIOIP OVERVIEW/FAQ The information agent for the Exchange Oller is l'ARl' i\"EKS Okapi Partners LLC 1212 Avenue of the Americas, 17th Floor NewYork. NY 10036 Instruction Booklet to Letter of Transmittal Cummins Press Release - Exchange Offer Launch + 1-877 -279-2311 (in the U S., including Puerto Rico, and Canada) + 1-917 -484-4425 (all other areas) Forward-Looking Statements This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are basel:l on current expectations and assumptions regard ing Cummins' and Atmus' respective businesses. the economy and other future conditions. In addi tion. the forward-looking sta tements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benerrts of the exchange offer, Cummins' and Atmus' anticipated financial resu lts, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins' and Atmus' respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission. the Registration Statement referred to below, includ ing the Prospectus form ing a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obl igation to update publicly such statements to reflect subsequent events or circumstances, except to the exlent requi red by applicable securities laws. Investors should not put undue reliance on forward-looking statements Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with t~e SEC a registration statement on Form S-4 (the "Registration Statement'") that includes a Prospectus. The exchange offer will be made solely by the Prospectus. The Prospectus con tains important information about the exchange offe r, Cummins, Atmus and related matlers. and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Cummins has filed with the SEC a Schedule TO. wllich contains important information about the exchange offer Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SE C's websi te at http:llwww.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange. Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S , including Puerto Rico, and Canada) or 1-917 -484-4425 (all other areas). © 2024 Okapi Partners LLC Al l rights reserved Reprodoclion .., - or., pa~ m any form or medOJm wi1houl express - permss,oo of OKAPI Partner., is prot,ibiled